CUSIP No. 81684M 104	Page 1 of 10

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SEMLER SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M 104

(CUSIP Number)

Yvan-Claude Pierre, Esq.

Marianne C. Sarrazin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

Telephone: (212) 521-5400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 81684M 104	Page 2 of 10

SCHEDULE 13D

CUSIP No. 81684M 104
1	NAMES OF REPORTING PERSONS Green Park & Golf Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 253,686 shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 253,686 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,686 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%**
14	TYPE OF REPORTING PERSON* IN

* Of these shares, 214,736 are held directly by GPG SSF Investment, LLC and 38,950 are held directly by Green Park & Golf Ventures, LLC.

CUSIP No. 81684M 104	Page 3 of 10

SCHEDULE 13D

CUSIP No. 81684M 104
1	NAMES OF REPORTING PERSONS GPG SSF Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 214,736 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 214,736 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,736 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%**
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 81684M 104	Page 4 of 10

SCHEDULE 13D

CUSIP No. 81684M 104
1	NAMES OF REPORTING PERSONS Clay M. Heighten, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 253,686 shares*
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 253,686 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,686 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%**
14	TYPE OF REPORTING PERSON* IN

* Of these shares, 214,736 are held directly by GPG SSF Investment, LLC and 38,950 are held directly by Green Park & Golf Ventures, LLC.

CUSIP No. 81684M 104	Page 5 of 10

SCHEDULE 13D

CUSIP No. 81684M 104
1	NAMES OF REPORTING PERSONS Carl D. Soderstrom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 253,686 shares*
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 253,686 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,686 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%**
14	TYPE OF REPORTING PERSON IN

* Of these shares, 214,736 are held directly by GPG SSF Investment, LLC and 38,950 are held directly by Green Park & Golf Ventures, LLC.

** Based upon an aggregate of 4,716,017 shares of the Issuer’s (as defined below) common stock outstanding as of February 12, 2015, as reported in the Issuer’s Annual Report filed pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 on February 13, 2015.

CUSIP No. 81684M 104	Page 6 of 10

Item 1.	Security and Issuer

The equity securities covered by this Schedule 13D are shares of common stock, $0.001 par value, of Semler Scientific, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2330 NW Everett St., Portland, OR 97210.

Item 2.	Identity and Background

This statement is filed by GPG SSF Investment, LLC, a Delaware limited liability company (“GPG SSF”), Green Park & Golf Ventures, LLC, a Texas limited liability company (“Green Park & Golf”), Clay M. Heighten, M.D. (“Dr. Heighten”) and Carl D. Soderstrom (“Mr. Soderstrom,” together with GPG SSF, GGP and Dr. Heighten, the “Reporting Persons” and each a “Reporting Person”). Mr. Soderstrom and Dr. Heighten are each a United States citizen.

The principal business address of each Reporting Person is c/o Green Park & Golf Ventures, LLC, 5910 N. Central Expressway, Suite 200, Dallas, Texas, 75206.

Green Park & Golf is the managing partner of GPG SSF and consequently may be deemed to have voting control and investment discretion over securities owned by GPG SSF. Dr. Heighten and Mr. Soderstrom are each a managing director of Green Park & Golf. As a result, Dr. Heighten and Mr. Soderstrom may each be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Green Park & Golf and/or GPG SSF. Each of Green Park & Golf, Dr. Heighten and Mr. Soderstrom disclaims beneficial ownership of the securities directly owned by GPG SSF, except to the extent of its or his pecuniary interests therein. Each of Dr. Heighten and Mr. Soderstrom disclaims beneficial ownership of the securities directly owned by Green Park & Golf, except to the extent of his pecuniary interests therein.

GPG SSF is primarily engaged in the business of investing in securities. Green Park & Golf is primarily engaged in the business of serving as a managing partner of GPG SSF and other companies in the business of investing in securities. Each of Dr. Heighten’s and Mr. Soderstrom’s present primary occupation is serving as principal of Green Park & Golf.

None of the Reporting Persons nor any manager, director or executive officer of GPG SSF or Green Park & Golf have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 253,686 Shares. The aggregate purchase price of the Shares collectively was approximately $884,234. The source of funding for these Shares was the general working capital of the respective purchasers.

Item 4.	Purpose of Transaction.

The Reporting Persons consummated the transaction described herein in order to acquire an interest in the Issuer for investment purposes. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may purchase additional equity or other securities of the Issuer or dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, or in any combination of the foregoing, subject to relevant applicable securities laws and regulations.

Except as set forth in this Item 4, none of the Reporting Persons have present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The Green Park & Golf, Dr. Heighten and Mr. Soderstrom may each be deemed to beneficially own, in the aggregate, 253,686 Shares, representing approximately 5.4% of the Issuer’s 4,716,017 Shares stated to be outstanding as of February 12, 2015 (as reported in the Issuer’s Annual Report filed on February 13, 2015).

CUSIP No. 81684M 104	Page 7 of 10

GPG SSF directly beneficially owns 214,736 Shares. Each of Green Park & Golf, Dr. Heighten and Mr. Soderstrom by virtue of their relationships to GPG SSF (as disclosed in Item 2) may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which GPG SSF directly beneficially owns. Each of Green Park & Golf, Dr. Heighten and Mr. Soderstrom disclaims beneficial ownership, except to the extent of its or his pecuniary interests therein.

Green Park & Golf directly beneficially owns 38,950 Shares. Each of Dr. Heighten and Mr. Soderstrom by virtue of their relationships to Green Park & Golf (as disclosed in Item 2) may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Green Park & Golf directly beneficially owns. Each of Dr. Heighten and Mr. Soderstrom disclaims beneficial ownership, except to the extent of his pecuniary interests therein.

Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between any Reporting Person and any other person with respect to the securities beneficially owned by the Reporting Persons.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated as of April 3, 2015, by and among GPG SSF Investment, LLC, Green Park & Golf Ventures, LLC, Carl D. Soderstrom, and Clay M. Heighten, M.D.

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2015

GPG SSF INVESTMENT, LLC
By: Green Park & Golf Ventures, LLC, its Managing Partner

/s/ Carl D. Soderstrom
Name: Carl D. Soderstrom
Title: Managing Director

GREEN PARK & GOLF VENTURES, LLC

/s/ Carl D. Soderstrom
Name: Carl D. Soderstrom
Title: Managing Director

/s/ Carl D. Soderstrom
Carl D. Soderstrom

/s/ Clay M. Heighten
Clay M. Heighten, M.D.

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.

Dated: April 3, 2015

GPG SSF INVESTMENT, LLC
By: Green Park & Golf Ventures, LLC, its Managing Partner

/s/ Carl D. Soderstrom
Name: Carl D. Soderstrom
Title: Managing Director

GREEN PARK & GOLF VENTURES, LLC

/s/ Carl D. Soderstrom
Name: Carl D. Soderstrom
Title: Managing Director

/s/ Carl D. Soderstrom
Carl D. Soderstrom

/s/ Clay M. Heighten
Clay M. Heighten, M.D.